SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                         _______________

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)
                  (Amendment No. ____________)1

                    OMEGA ORTHODONTICS, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           681973-10-3
                         (CUSIP Number)


                         _______________










________________

1    The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO. 681793-10-3              13G            Page 2 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Orthodontic Management Effectiveness Group of America, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                       (b)
     Not applicable

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF      5.   SOLE VOTING POWER
SHARES                   1,050,000
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY                 -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING                     1,050,000
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,050,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
     Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     24.4%

12.  TYPE OF REPORTING PERSON*
          CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 681793-10-3              13G            Page 3 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert J. Schulhof

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                       (b)
     Not applicable

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      5.   SOLE VOTING POWER
SHARES                   1,050,000
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY                 -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING                     1,050,000
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,050,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
     Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     24.4%

12.  TYPE OF REPORTING PERSON*
          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             Page 4 of 9 Pages

Item 1(a)*.    Name of Issuer.

          Omega Orthodontics, Inc. ("Omega")

Item 1(b)*     Address of Issuer's Principal Executive Office

          3621 Silver Spur Lane
          Acton, CA  93510

Item 2(a)*     Names of Persons Filing

          The Orthodontic Management Effectiveness Group of America, LLC ("OMEGA, LLC")

          Robert J. Schulhof ("Mr. Schulhof")

Item 2(b)*     Address of Principal Business Office or, if none, Residence

          3621 Silver Spur Lane
          Acton, CA  93510

Item 2(c) Citizenship
          OMEGA, LLC is a California limited liability company.

          Mr. Schulhof is a citizen of the United States.

Item 2(d)*     Title of Class of Securities

          Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e) CUSIP Number

          681793-10-3

_____________________

* Unless otherwise indicated, information contained in this item pertains to each person making this joint filing.


                                             Page 5 of 9 Pages


Item 3* If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable

Item 4         Ownership
(OMEGA,
   LLC)   (a)  Amount of Beneficially Owned:

          OMEGA, LLC is the record and beneficial owner of 1,050,000 shares of Common Stock which it acquired from Omega on August 31, 1996 in exchange for OMEGA, LLC's orthodontic practice management business and certain related assets and agreements. Mr. Schulhof is the sole manager of OMEGA, LLC with authority to vote and dispose of shares of Common Stock held by OMEGA, LLC.

          (b)  Percent of Class:   24.4%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote 1,050,000
               (ii) shared power to vote or to direct the vote -0-
               (iii)  sole power to dispose or to direct the
                    disposition of 1,050,000
               (iv) shared power to dispose or to direct
                    the disposition of  -0-

Item 4    Ownership
(Mr. Schulhof)
          (a)  Amount Beneficially Owned:

          Mr. Schulhof is deemed to be the beneficial owner of 1,050,000 shares of Common stock. He holds 330 membership points in OMEGA, LLC, or 27.7% of the voting power of OMEGA, LLC, and is the sole manager of OMEGA, LLC with authority to vote and dispose of the 1,050,000 shares of Common Stock held by OMEGA, LLC.

          (b)  Percent of Class:   24.4%
                                             Page 6 of 9 Pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote 1,050,000
               (ii) shared power to vote or to direct the vote  -0-
               (iii)     sole power to dispose or to direct the
                    disposition of 1,050,000
               (iv) shared power to dispose or to direct
                    the disposition of   -0-

Item 5*   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6*   Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable

Item 7*   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable

Item 8*   Identification and Classification of Members of the
          Group

          Not applicable

Item 9*   Notice of Dissolution of Group

          Not applicable

Item 10*  Certification

          Not applicable


                                        Page 7 of 9 Pages

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998

By: /s/ Robert J. Schulhof
    Robert J. Schulhof


THE ORTHODONTIC MANAGEMENT EFFECTIVENESS GROUP OF AMERICA, LLC


By:  /s/Robert J. Schulhof
     Robert J. Schulhof, Manager

     Page 8 of 9 Pages

                        INDEX OF EXHIBITS



A.        Agreement in Accordance with Rule 13d-1(f)(l)


                                        Page  9 of 9 Pages


                            EXHIBIT A

     In accordance with Rule 13d-1(f)(l), each of the undersigned hereby agrees that this Statement on Schedule 13G, of which this document is Exhibit A, is filed as a joint filing on behalf of all of the undersigned.


By: /s/ Robert J. Schulhof
    Robert J. Schulhof

THE ORTHODONTIC MANAGEMENT EFFECTIVENESS GROUP OF AMERICA, LLC


By:  /s/ Robert J. Schulhof
     Robert J. Schulhof, Manager